NO ACT

PE
2-22-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005905

February 23, 2011

Zachary N. Wittenberg
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036-6745


Received SEC
FEB 23 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: FirstEnergy Corp.

Dear Mr. Wittenberg:

This is in regard to your letter dated February 22, 2011 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in FirstEnergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that FirstEnergy will include the proposal in its proxy materials if the proponent does not withdraw the proposal and that FirstEnergy therefore withdraws its January 11, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/212.872.1002
zwittenberg@akingump.com

February 22, 2011

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No-Action Request Letter Regarding the Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

On January 11, 2011, on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to the Company's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") a shareholder proposal requesting that the Company's Board of Directors initiate the appropriate process to amend its articles of incorporation to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders (the "Proposal"). The Proposal was submitted by the Metal Workers' National Pension Fund (the "Proponent") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. Additionally, on February 7, 2011 and February 11, 2011, we submitted additional correspondence advising the Staff of FirstEnergy's withdrawal of the No-Action Request Letter. On behalf of the Company, we represent and clarify that in addition to withdrawing the No-Action Request Letter, FirstEnergy will include the Proposal in its 2011 Proxy Materials (assuming that the Proponent does not withdraw the Proposal).

If you have any questions or desire additional information, please call the undersigned at (212) 872-1081.

Sincerely yours,



Zachary N. Wittenberg

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/212.872.1002
zwittenberg@akingump.com

February 11, 2011

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No-Action Request Letter Regarding the Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

On January 11, 2011, on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to the Company's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") a shareholder proposal requesting that the Company's Board of Directors initiate the appropriate process to amend its articles of incorporation to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders (the "Proposal"). The Proposal was submitted by the Metal Workers' National Pension Fund (the "Proponent") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. Additionally, on February 7, 2011, we submitted additional correspondence advising the Staff of FirstEnergy's withdrawal of the No-Action Request Letter. On behalf of the Company, we represent that in addition to withdrawing the No-Action Request Letter, FirstEnergy will include the Proposal in its 2011 Proxy Materials (assuming that the Proponent does not withdraw the Proposal or FirstEnergy and the Proponent do not otherwise mutually agree that the Proposal will not be included in the 2011 Proxy Materials).

If you have any questions or desire additional information, please call the undersigned at (212) 872-1081.

Sincerely yours,



Zachary N. Wittenberg

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/212.872.1002
zwittenberg@akingump.com

February 7, 2011

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No-Action Request Letter Regarding the Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

On January 11, 2011, on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to the Company's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders a shareholder proposal requesting that the Company's Board of Directors initiate the appropriate process to amend its articles of incorporation to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal was submitted by the Metal Workers' National Pension Fund (the "Proponent") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. On behalf of the Company, we respectfully advise the Staff that we hereby withdraw the No-Action Request Letter.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1081.

Sincerely yours,



Zachary N. Wittenberg

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/212.872.1002
zwittenberg@akingump.com

January 11, 2011

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp.- Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intent to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting" and such materials, the "2011 Proxy Materials") a shareholder proposal and supporting statement. The Sheet Metal Workers' National Pension Fund (the "Proponent") submitted the proposal and the supporting statement (collectively, the "Sheet Metal Workers' Proposal").

In accordance with the guidance found in Staff Legal Bulletin 14D and Rule 14a-8(j), we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission"). A copy of this letter and its exhibits are being sent via email and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2011 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent is attached to this letter.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Sheet Metal Workers' Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Sheet Metal Workers' Proposal may be excluded from FirstEnergy's 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) and/or 14a-8(i)(10) because we believe that the Sheet Metal Workers' Proposal conflicts with a similar Board-sponsored proposal or alternatively will be substantially implemented by a similar Board-sponsored proposal that FirstEnergy presently intends to include in the 2011 Proxy Materials. FirstEnergy's Corporate Governance Committee will recommend to the FirstEnergy Board of Directors (the "Board") that the Board approve amendments to FirstEnergy's Amended Articles of Incorporation and the Amended Code of Regulations to implement a majority voting standard for the uncontested election of directors, with such amendments being subject to shareholder approval at the 2011 Annual Meeting (the "Company Proposal"). FirstEnergy's next Board meeting is scheduled for January 18, 2011, at which time it will consider the Company Proposal. However, this Board meeting is scheduled to occur after the Company's deadline for submitting a no-action letter request to the Commission under Rule 14a-8(j). Accordingly, we are requesting that, if the Board acts to include the Company Proposal in the 2011 Proxy Materials, the Staff concur, for the reasons discussed below, that FirstEnergy may exclude the Sheet Metal Workers' Proposal from the 2011 Proxy Materials. We will supplement this request on behalf of the Company following the next Board meeting on January 18, 2011 if the Board approves the Company Proposal for inclusion in the 2011 Proxy Materials. If the Board does not approve the Company Proposal, we will withdraw this no-action letter request and will include the Sheet Metal Workers' Proposal in its 2011 Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or FirstEnergy and the Proponent agree that the Proposal will not be included in the 2011 Proxy Material).

Subject to Board approval, it is anticipated that the Company Proposal will ask FirstEnergy shareholders to approve the following amendments to FirstEnergy's Amended Articles of Incorporation and Amended Code of Regulations to provide for majority voting in uncontested elections of directors in substantially the following forms:

Proposed Amendment to Amended Articles of Incorporation:

"ARTICLE VI

Except as may be otherwise provided in any Preferred Stock Designation, at each meeting of shareholders for the election of directors, each nominee who receives a majority of the votes cast with respect to his or her election shall be elected as a director, provided, however, that if the election is contested, then the nominees receiving the greatest number of votes "for" his or her election shall be elected (plurality vote). A majority of votes cast shall mean that the number of shares voted "for" a director's election must exceed the number of shares "withheld" or voted "against" his or her election, with abstentions being disregarded, and an election shall be considered "contested" if the number of nominees exceeds the number of directors to be elected by the class(es) of shares eligible to vote in such election.

Except as may be otherwise provided in any Preferred Stock Designation, the holders of shares of capital stock of the Corporation shall not be entitled to cumulative voting rights in the election of directors."

Proposed Amendment to Amended Code of Regulations:

"11. Number, Election and Terms of Directors. Except as may be otherwise provided in any Preferred Stock Designation, the number of the directors of the Corporation will not be less than nine nor more than 16 as may be determined from time to time only (i) by a vote of a majority of the Whole Board, or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class. Except as may be otherwise provided in any Preferred Stock Designation, at each meeting of shareholders for the election of directors, each nominee who receives a majority of the votes cast with respect to his or her election shall be elected as a director, provided, however, that if the election is contested, then the directors shall be elected by plurality vote of all votes cast at such meeting. A majority of the votes cast shall mean that the number of shares voted "for" a director's election must exceed the number of shares "withheld" or voted "against" his or her election, with abstentions being disregarded. An election shall be considered "contested" if the number of nominees exceeds the number of directors to be elected by the class(es) of shares eligible to vote in such election Each director elected in accordance with the foregoing shall hold office for a term expiring at the following annual meeting of shareholders and until their successors shall have been elected. Except as may be otherwise provided in any Preferred Stock Designation, directors may be elected by the shareholders only at an annual meeting of shareholders. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of the shareholders at which directors are to be elected."

THE PROPOSAL

The Sheet Metal Workers' Proposal states:

"Resolved: That the shareholders of FirstEnergy Corp. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

ANALYSIS

The Sheet Metal Workers' Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Sheet Metal Workers' Proposal requests that the Board initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Currently, the Company's Amended Code of Regulations state that ". . . at each annual meeting of the shareholders of the Corporation, the directors shall be elected by plurality vote of all votes cast at such meeting . . . ." As noted above, it is anticipated that the Board will approve the Company Proposal at its next meeting, which is scheduled for January 18, 2011. Thus, if the Board approves the Company Proposal, it will be included in the 2011 Proxy Materials and will directly conflict with the Sheet Metal Workers' Proposal because the proposals relate to the same subject matter (the adoption of a majority vote standard for the election of directors).

The Sheet Metal Workers' Proposal would clearly cause confusion among shareholders, conflict with the Company's Proposal and an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate from the shareholders. The Staff has taken the position that, when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders and submitting both proposals to a vote could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See, e.g., H.J. Heinz Company (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); and AT&T (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements). More specifically, the Staff has previously permitted the exclusion under Rule 14a-8(i)(9) in the context of a majority vote shareholder proposal that seeks to amend a company's by-laws where the proposal directly conflicted with a majority vote by-law amendment proposal to be submitted by the company at the same meeting. See, e.g., Herley Industries, Inc. (Nov. 20, 2007). In Herley Industries, the company argued, and the Staff agreed, that the shareholder proposal conflicted with a company proposal asking shareholders to amend the by-laws to maintain plurality voting and add a director resignation policy that would apply in uncontested elections.

Like the no-action letters cited above, the Proposal and the Company Proposal directly conflict, and to the extent both were approved, would result in inconsistent voting results and confusion. Assuming the Board's approval of the Company Proposal at its next scheduled Board meeting on January 18, 2011, the Company represents to the Staff that it will submit to shareholders at the 2011 Annual Meeting the Company Proposal that would, if adopted, amend the Company's Amended Articles of Incorporation and Amended Code of Regulations to require a majority vote standard in an uncontested director elections.

Assuming that the Company Proposal is approved by the Board, the Company Proposal will directly conflict with the Sheet Metal Workers' Proposal because the Board will already have submitted the Company Proposal to its shareholders for approval in its 2011 Proxy Materials. Submitting both proposals to shareholders at the 2011 Annual Meeting would result in significant confusion among shareholders and present alternative decisions for shareholders and provide inconsistent and ambiguous results. Therefore, because the Company Proposal and the Sheet Metal Workers' Proposal directly conflict, the Company respectfully requests the Staff to concur in the Company's view that the Sheet Metal Workers' Proposal is properly excludable under Rule 14a-8(i)(9).

The Sheet Metal Workers' Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

Under the Company Proposal, FirstEnergy will seek shareholder approval of amendments to the Amended Articles of Incorporation and Amended Code of Regulations in order to change the vote required for the election of its directors. As an Ohio corporation, FirstEnergy is required under Section 1701.55 of the Ohio General Corporation Law (the "OGCL") to amend the articles of incorporation to change the vote required to elect directors, and under Ohio law shareholder approval is required to amend FirstEnergy's articles of incorporation.

Accordingly, it is the Company's belief that the Company Proposal goes beyond substantially implementing the Sheet Metal Workers' Proposal. Rather, the Company Proposal will completely implement the Sheet Metal Workers' Proposal.

The Sheet Metal Workers' Proposal requests " . . . the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats." The proposed amendment to the Amended Articles of Incorporation to be considered by the Company's shareholders in the Company Proposal states that ". . . at each meeting of shareholders for the election of directors, each nominee who receives a majority of the votes cast with respect to his or her election shall be elected as a director, provided, however, that if the election is contested, then the nominees receiving the greatest number of votes 'for' his or her election shall be elected (plurality vote)." The proposed amendment to the Amended Articles of Incorporation also similarly defines a "contested election." According to the proposed amendment to the Amended Articles of Incorporation, ". . . an election shall be considered 'contested' if the number of nominees exceeds the number of directors to be elected by the class(es) of shares eligible to vote in such election." Accordingly, the Company Proposal and the Sheet Metal Workers' Proposal provide for the same "majority of the votes cast" election standard. See The Pep Boys – Manny, Moe & Jack (Apr. 2, 2008) (concurring in excluding a proposal requesting that the company adopt a majority of the votes cast election standard proposal to amend the company's bylaws when the company indicated that it planned to propose an amendment to its articles of incorporation to implement a majority of the votes cast election standard). Therefore, assuming the Board approves the Company Proposal on January 18, 2011, the Company believes that the Board will have initiated the appropriate process to amend the Company's Amended Articles of Incorporation and that the Sheet Metal Workers' Proposal will have been completely implemented.

CONCLUSION

The Company expects to file its definitive 2011 Proxy Materials on or about April 1, 2011. Based upon this date, the 80 day period required by Rule 14a-8(j) is January 11, 2011.

For the reasons stated above and in accordance with Rules 14a-8(i)(9) and 14a-8(i)(10), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Sheet Metal Workers' Proposal from FirstEnergy's 2011 Proxy Materials. As discussed above, we will supplement this request on behalf of the Company following the next Board meeting on January 18, 2011 if the Board approves the Company Proposal for inclusion in the 2011 Proxy Materials and consideration of the Company's shareholders at the 2011 Annual Meeting. If the Board does not approve the Company Proposal, this no-action letter request will be withdrawn and the Sheet Metal Workers' Proposal will be included in the Company's 2011 Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or FirstEnergy and the Proponent agree that the Proposal will not be included in the 2011 Proxy Material).

If you have any questions or desire additional information, please call the undersigned at (212) 872-1081.

Sincerely yours,



Zachary N. Wittenberg

Enclosures

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via fax 330-384-3866 and via UPS]

November 30, 2010

Rhonda S. Ferguson, Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308-1890

Re: Majority Vote Proposal

Ms. Ferguson:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the FirstEnergy Corp. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Director Election process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 8,505 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of FirstEnergy Corp. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: FirstEnergy's Board of Directors should establish a majority vote standard in director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. Under the current plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past five years, a significant majority of companies in the S&P 500 Index has adopted a majority vote standard in company bylaws, articles of incorporation, or charter. These companies have also adopted a director resignation policy that establishes a board-centric post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections.

This proposal was submitted at last year's Annual Meeting of Shareholders and 172,765,440 votes were cast "FOR" the proposal while "Against" votes totaled only 53,214,285. Yet, the FirstEnergy Board of Directors has not acted to establish a majority vote standard, retaining its plurality vote standard, despite the strong shareholder votes in favor of a majority vote standard and the fact that many of its peer companies, including Ameren Corporation, American Electric Power, CenterPoint Energy, Dominion Resources, Constellation Energy, Exelon Corporation and FPL Group, have adopted majority voting. The Board should take this critical first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adopt a director resignation policy to address the status of unelected directors. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at FirstEnergy, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We urge the Board to join the mainstream major U.S. companies and establish a majority vote standard.